------
FORM 5
------

/ / Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/X/ Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person(1)     2. Issuer Name and Ticker or Trading Symbol     7. Individual or Joint/Group Filing
                                                                                                  (Check applicable line)
                                                                                                   X   Form filed by One Reporting
                                                                                                  ---- Person
                                                                                                       Form Filed by More Than One
  Zell             Samuel                         Chart House Enterprises, Inc. (CHT)             ---- Reporting Person
---------------------------------------------------------------------------------------------
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for
                                                  Number of Reporting        Month/Year
                                                  Person, if an Entity
                                                  (Voluntary)
  Two North Riverside Plaza, Suite 600                                        12/00
-------------------------------------------                               -------------------
                 (Street)                                                 5. If Amendment,
  Chicago         IL                  60606                                  Date of Original
-------------------------------------------                                  (Month/Year)
  (City)         (State)              (Zip)
                                                                          6. Relationship of Reporting Person to
                                                                             Issuer (Check all applicable)
                                                                              X  Director       X 10% Owner
                                                                             ----              ---
                                                                              X  Officer (give    Other (Specify
                                                                             ----        title ---       below)
                                                                                         below)


                                                                                    ------------------------


------------------------------------------------------------------------------------------------------------------------------------
                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or (D)  Price                          (I)            ship
                                                                                                             (Instr. 4)     (Instr.
                                                                                                                            4)

------------------------------------------------------------------------------------------------------------------------------------
   Common Stock, par value $0.01                  (4)   No Change                            719              D
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock, par value $0.01                  (4)   No Change                        198,203              I         By Sam/
                                                                                                                        Alpha(1)
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock, par value $0.01                  (4)   No Change                      3,250,172              I        By Samstock
                                                                                                                       LLC(2)
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock, par value $0.01                  (4)   No Change                        705,808              I        By Samstock
                                                                                                                       ZFT(3)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
 Stock option              $5.81          05/15/00     (4)                    05/15/00 05/15/10   Common  1,651           (5)
 (right to buy)                                                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
 Stock option              $5.81          05/15/00     (4)                    05/15/01 05/15/10   Common  1,651           (5)
 (right to buy)                                                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
 Stock option              $5.81          05/15/00     (4)                    05/15/02 05/15/10   Common  1,651           (5)
 (right to buy)                                                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
 Stock option              $5.81          05/15/00     (4)                    05/15/03 05/15/10   Common  1,651           (5)
 (right to buy)                                                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
 Stock option              $5.81          05/15/00     (4)                    05/15/04 05/15/10   Common  1,651           (5)
 (right to buy)                                                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
 Stock option              $4.4125        05/20/97      A4     1,250          05/20/97 05/20/07   Common  1,250
 (right to buy)                                                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
 Stock option              $4.4125        05/20/98      A4     1,250          05/20/98 05/20/08   Common  1,250
 (right to buy)                                                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

 9. Number of           10. Ownership               11. Nature of
    Derivative              of Derivative               Indirect
    Securities              Security:                   Beneficial
    Beneficially            Direct (D)                  Ownership
    Owned at End            or Indirect (I)             (Instr. 4)
    of Year                 (Instr. 4)
    (Instr. 4)

-------------------------------------------------------------------------------------------------------
   1,651                      D
-------------------------------------------------------------------------------------------------------
   1,651                      D
-------------------------------------------------------------------------------------------------------
   1,651                      D
-------------------------------------------------------------------------------------------------------
   1,651                      D
-------------------------------------------------------------------------------------------------------
   1,651                      D
-------------------------------------------------------------------------------------------------------
   1,250                      D
--------------------------------------------------------------------------------------------------------
   1,250                      D
-------------------------------------------------------------------------------------------------------
Explanation of Responses:

(1) Shares reported herein are beneficially owned by Samstock/Alpha, L.L.C., a Delaware limited liability company
    ("Samstock/Alpha"), whose sole member is Alphabet Partners ("Alphabet"). The partners of Alphabet are trusts whose beneficiaries are Mr. Zell and his family.
(2) Shares reported herein are beneficially owned by Samstock, L.L.C., a Delaware limited liability company
    ("Samstock"). Samstock is wholly owned by SZ Investments, L.L.C., a Delaware limited liability company whose sole management member is Zell General Partnership, Inc. ("Zell GP") Mr. Zell and members of his family are beneficiaries of the trust which is the sole stockholde of Zell GP.
(3) Shares reported herein are beneficially owned by by Samstock/ZFT, L.L.C., a Delaware limited liability company
    ("Samstock/ZFT"), whose sole member is ZFT Partnership ("ZFT"). The partners of ZFT are trusts whose beneficiaries are Mr. Zell and his family.
(4) This transaction was reported previously.
(5) Stock Options granted pursuant to the Chart House Enterprises, Inc. 2000 Nonemployee Director Equity Compensation
    Plan (the "Plan"). Such Plan meets the requirements of Rule 16b-3.


                                                                                           /s/ Samuel Zell                 2/14/01
                                                                                           ------------------------------- -------
                                                                                           Signature of Reporting Person(1)  Date


(1) Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note. File three copies of this form, one of which must be manually signed.                                         Page 2
If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.